UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No __)1

Zane Acquisition II, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

[NONE]
(CUSIP Number)

Zane Acquisition II, Inc.
2121 Avenue of the Stars
Suite 2550
Los Angeles CA, 90067
Attn.: Jay Wolf
Fax: 310-277-2741

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

April 2, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D

CUSIP No. [NONE]

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Trinad Capital Master Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
0

	8)	SHARED VOTING POWER
2,850,000

	9)	SOLE DISPOSITIVE POWER
0

	10)	SHARED DISPOSITIVE POWER
2,850,000
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,850,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
95%[2]

14)	TYPE OF REPORTING PERSON
CO

2 On the basis of 3,000,000 shares of Common Stock reported by the Company to be issued and outstanding as of July 21, 2006 in the Company’s latest Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission on March 28, 2007.

SCHEDULE 13D

CUSIP No. [NONE]

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jay Wolf

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
0

	8)	SHARED VOTING POWER
2,850,000

	9)	SOLE DISPOSITIVE POWER
0

	10)	SHARED DISPOSITIVE POWER
2,850,000
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,850,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
95%[3]

14)	TYPE OF REPORTING PERSON
IN

3 Jay Wolf and Robert Ellin, as managing members, could be deemed to indirectly beneficially own the shares held by Trinad, as they share power to vote and dispose of the securities.

SCHEDULE 13D

CUSIP No. [NONE]

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Robert Ellin

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
0

	8)	SHARED VOTING POWER
2,850,000

	9)	SOLE DISPOSITIVE POWER
0

	10)	SHARED DISPOSITIVE POWER
2,850,000
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,850,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
95%[4]

14)	TYPE OF REPORTING PERSON
IN

4 Jay Wolf and Robert Ellin, as managing members, could be deemed to indirectly beneficially own the shares held by Trinad as they share power to vote and dispose of the securities.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.0001, (the "Common Stock") of Zane Acquisition II, Inc., the issuer (the “Company”). The principal executive offices of the Company are located at 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

Item 2. Identity and Background.

This statement is being filed jointly by Trinad Capital Master Fund, Ltd. ("Trinad"), Jay Wolf and Robert Ellin, (together, the "Reporting Persons").

Trinad is an exempted Cayman Island Corporation whose principal office is located at 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067, and is a hedge fund dedicated to investing in public entities. Jay Wolf and Robert Ellin are (i) both U.S. citizens, (ii) are managing members of the Company, (iii) Jay Wolf and Robert Ellin have shared power to direct the vote and shared power to direct the disposition of the shares of Common Stock, and (iv) have the same business address as Trinad.

The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons were acquired with working capital of Trinad pursuant to a Common Stock Purchase Agreement entered into, by and among the Company, Steven Bettinger, Ivan Spinner, Jared Shaw and Trinad on April 2, 2007 for the purchase price of Thirty Thousand Dollars ($37,500) (the “Agreement”).

Item 4. Purpose of Transaction.

On April 2, 2007 (the “Closing”), pursuant to the Agreement, the Company closed on a private placement transaction where it sold 2,850,000 shares of its common stock to Trinad for $37,500. As a condition of the sale, the Company agreed that it would discharge all outstanding liabilities.  The purpose has been to effect a business combination with an operating business which the Company believes has significant growth potential. No such business combination has yet been identified.

Effective upon the Closing (a) each of Steven Bettinger and Ivan Spinner resigned as Directors of the Company, (b) Steven Bettinger resigned as President, (c) Ivan Spinner resigned as Secretary, (d) Jared Shaw resigned as Treasurer, (e) each of Robert Ellin, Jay Wolf and Barry Regenstein was appointed a Director of the Company, and will hold the seats until the next annual shareholder meeting can be held and until his successor is duly elected and qualified, (f) Robert Ellin was appointed Chief Executive Officer of the Company (g) Jay Wolf was appointed Chief Operating Officer and Secretary of the Company, and (h) Charles Bentz was appointed Chief Financial Officer of the Company.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Trinad, Robert Ellin and Jay Wolf (as members of Trinad) may be deemed to beneficially own an aggregate of 2,850,000 shares of Common Stock, representing approximately 95% of the number of shares of Common Stock stated to be outstanding by the Company on Form 10-KSB, as filed with the Securities and Exchange Commission on March 27, 2007.

As of the date hereof, Jay Wolf may be deemed to indirectly beneficially own an aggregate of 2,850,000 shares of Common Stock, representing approximately 95% of the outstanding shares of Common Stock.

As of the date hereof, Robert Ellin may be deemed to indirectly beneficially own an aggregate of 2,850,000 shares of Common Stock, representing approximately 95% of the outstanding shares of Common Stock.

Each of Messrs. Wolf and Ellin disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad (except for (i) the indirect interest of Jay Wolf by virtue of being a member of Trinad, and (ii) the indirect interest of Robert Ellin by virtue of being a member of Trinad).

(b) Jay Wolf and Robert Ellin have shared voting power over and shared power to dispose of 2,850,000 shares of Common Stock.

(c) Except as described in this report, the Reporting Persons have not effected any transaction in shares of of the Company’s equity securities during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2007

/s/ Robert Ellin
Name: Robert Ellin
Title: President

/s/ Jay Wolf
Jay Wolf

/s/ Robert Ellin
Robert Ellin

Exhibit A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: April 4, 2007

/s/ Robert Ellin
Name: Robert Ellin
Title: President

/s/ Jay Wolf
Jay Wolf

/s/ Robert Ellin
Robert Ellin